

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 28, 2014

Via E-Mail
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
2156 NE Broadway
Portland, OR 97232

>   **Re: Nyxio Technologies Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed on February 20, 2014**
>   **File No. 000-54737**

Dear Mr. Johnson

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management, page 4

1.   It appears that your beneficial ownership table is incomplete. Tide Pool Ventures Corporation filed a Schedule 13G on January 22, 2014, disclosing it owns 8.3% of your outstanding common stock and $21,772.80 in convertible notes, the conversion of which would increase its beneficial ownership in your common stock to 9.99%. We also note the Schedule 13G filed by Asher Enterprises, Inc. on January 30, 2013, which discloses that it owns 9.99% of your common stock. Please revise your beneficial ownership table to reflect the shares held by Tide Pool Ventures, Asher Enterprises and any other shareholder that beneficially owns more than five percent of your voting securities. Please refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3 for further guidance. Your revised beneficial ownership table should also identify the natural person(s) who holds investment and/or voting power over shares held by an entity.

2.   Please revise your beneficial ownership table, as well as the table on page 3, to indicate the voting power of Mr. Johnson on a percentage basis taking into consideration his

holdings of both common stock and Class B preferred stock. Furthermore, the number of shares of common stock beneficially owned by Mr. Johnson should include all of the Class B preferred stock, as converted, pursuant to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. Please revise as necessary or advise.

Amendment to the Articles of Incorporation
Increase in Authorized Shares of Common Stock

Reason for Increase, page 5

3.   You disclose that the reason for the proposed increase in the amount of authorized shares is to permit you to raise capital or issue your common stock for business purposes. Please tell us in your response letter whether you have entered into any agreements or have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock. If you have no such plans or agreements, please include a statement to this effect in your information statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel